# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dianthus Therapeutics, Inc. /DE/, CIK 0001690585
CUSIP: 252828108
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 7 Times Square, 43rd Floor, New York, New York (NY), 10036
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-24-017479
Filed by CIK 0001839435

## Reporting persons
- Octagon Capital Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,110,167; sole dispositive power 0; shared dispositive power 2,110,167; aggregate amount beneficially owned 2,110,167 (7.1% of the class)
- Octagon Investments Master Fund LP: type of reporting person: partnership (PN), other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,818,500; sole dispositive power 0; shared dispositive power 1,818,500; aggregate amount beneficially owned 1,818,500 (6.1% of the class)
- Octagon Private Opportunities Fund II LP: type of reporting person: partnership (PN), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 291,667; sole dispositive power 0; shared dispositive power 291,667; aggregate amount beneficially owned 291,667 (1% of the class)
- Ting Jia: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 2,110,167; sole dispositive power 0; shared dispositive power 2,110,167; aggregate amount beneficially owned 2,110,167 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Dianthus Therapeutics, Inc. /DE/
Address of issuer's principal executive offices: 7 Times Square, 43rd Floor, New York, NEW YORK, 10036

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by:

Octagon Capital Advisors LP ("Octagon")
Octagon Investments Master Fund LP ("Master Fund")
Octagon Private Opportunities Fund II LP ("Private Fund II")
Ting Jia, as the principal beneficial owner of Octagon ("Mr. Jia")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Octagon serves as the investment manager of the Master Fund and the Private Fund II. Mr. Jia is the managing member of Octagon. By virtue of these relationships each of Octagon and Mr. Jia may be deemed to beneficially own the Issuer's Common Shares directly owned by the Master Fund and by the Private Fund II.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 654 Madison Avenue, 21st Floor, New York, NY 10065.
Citizenship: Octagon is a Delaware limited partnership. The Master Fund is an exempted limited partnership established in the Cayman Islands. The Private Fund II is a Delaware limited partnership. Mr. Jia is a Chinese citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,110,167
Percent of class: 7.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,110,167
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
2,110,167

The percentage reported on this Schedule 13G is calculated based upon 29,596,965 Common Shares outstanding as of November 5, 2024, as reported in the Form 10-Q filed by the Issuer on November 7, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Octagon is the investment advisor to the Master Fund, the Private Fund II and other accounts. Mr. Jia is the control person of Octagon. The Master Fund holds the Common Shares for the benefit of its investors. The Private Fund II holds the Common Shares for the benefit of its investors. The Master Fund, the Private Fund II and Octagon, for the benefit of its investors, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Octagon Capital Advisors LP: /s/ Ting Jia, Managing Member (02/05/2025)
- Octagon Investments Master Fund LP: /s/ Ting Jia, Managing Member, Octagon Investments GP, LLC, its general partner (02/05/2025)
- Octagon Private Opportunities Fund II LP: /s/ Ting Jia, Managing Member, Octagon Investments GP, LLC, its general partner (02/05/2025)
- Ting Jia: /s/ Ting Jia, Ting Jia (02/05/2025)